FACSIMILE	DIRECT DIAL NUMBER
(212) 818-8881	(212) 818-8675
email address
plucido@graubard.com

October 9, 2009

VIA EDGAR & FEDERAL EXPRESS

Ms. Amanda Ravitz
Branch Chief – Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CPI Aerostructures, Inc.
Registration Statement on Form S-3
Filed September 17, 2009
File No. 333-161978

Dear Ms. Ravitz:

On behalf of CPI Aerostructures, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 5, 2009 (“Comment Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-161773) filed by the Company on September 17, 2009.  The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter three copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Exhibit 5.1

1.	Please have counsel revise its opinion to opine that the debt securities and warrants are binding obligations of your company.

Please see Exhibit 5.1 of Amendment No. 1 for a revised opinion of counsel opining that the debt securities and warrants are binding obligations of the Company.

*    *    *    *

Securities and Exchange Commission
October 9, 2009

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Paul Lucido

Paul Lucido

Enclosures

cc:	Edward J. Fred